FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“Third quarter 2013: sales growth accelerating”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media inquiries:		Analyst/Investor contacts:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 23 23
Fax:	+41 61 323 24 24	Paul Minehart		Lars Oestergaard
		USA	+ 1 202 737 8913	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, October 17, 2013

Third quarter 2013: sales growth accelerating

•	Sales up 11 percent at constant exchange rates to $2.9 billion
•	Strong start to Latin American season
•	Full year sales target maintained
•	Exceptional US corn seed production yields: 2013 inventory write-down

Sales in the third quarter of 2013 increased by 11 percent at constant exchange rates. Reported sales for the quarter increased by 8 percent reflecting currency movements in a number of emerging markets.  Sales in the first nine months of the year increased by 5 percent at constant exchange rates to $11.3 billion. Underlying integrated sales were 8 percent higher.

Third quarter integrated sales by region

In Latin America a strong start to the season drove sales growth of 17 percent at constant exchange rates.  The main driver was Brazil, where the soybean seed portfolio outperformed in a strong market: a robust commodity price and the depreciation of the Real are boosting grower profitability and are expected to result in record soybean plantings.  Non-selective herbicides also grew strongly; fungicides sales are weighted to the fourth quarter as invoicing is aligned to consumption.  In Asia Pacific, emerging markets registered double digit growth reflecting the ongoing adoption of fungicides and modern insecticide chemistry. Performance was particularly strong in South Asia, where good monsoon conditions further increased demand.

Sales in Europe, Africa and the Middle East continued to grow.  Sales in Italy rose sharply with share gain in an improving market. The emerging markets of South East Europe, notably Turkey, continued to expand rapidly with broad-based growth across the portfolio.  Growth in North America was driven by pre-season demand for selective herbicides, augmented by increasing concern over glyphosate-resistant weeds.   Wet conditions in parts of the USA contributed to reduced insect pressure but created new opportunities for fungicides.

All figures expressed as underlying exclude $256 million corn rootworm trait royalty income in 2012

Syngenta – October 17, 2013 / Page 1 of 7

Third quarter product line sales

Sales of Selective herbicides were driven by the Americas.  CALLISTO® for corn and FLEX® for soybean both grew strongly in response to demand for effective weed resistance management. In Non-selective herbicides sales of TOUCHDOWN® continued to expand rapidly in Brazil, with strong demand and a shortage of supply from competitors resulting in significant volume and price gains.  Insecticides sales were slightly higher, with good growth in Asia Pacific and Europe offset by a decline in the USA due to low insect pressure.  Sales of DURIVO® were up by almost 50 percent with growth in all regions. Fungicides sales were driven by AMISTAR®, with sales more than doubling in the USA and continuing their rapid expansion in Asia Pacific.   Seed care was driven by the new product VIBRANCE®, based on the SDHI fungicide sedaxane.  During the quarter VIBRANCE was registered on over 30 additional crops in the USA, including corn, and received Annex 1 approval in the EU.

In seeds, Corn and soybean grew strongly with a significant contribution from soybean in Brazil.  Growth in Diverse field crops was modest after a strong first half and came mainly from oilseed rape in Europe. Vegetables growth was concentrated in the USA and Brazil.

Third quarter Lawn and Garden sales

Sales increased by 9 percent at constant exchange rates; excluding acquisitions and divestments growth was 12 percent.  The divestment of lower margin activities and the attractive prospects for high value chemistry and genetics put this business well on track to achieve the target of a 20 percent EBITDA margin in 2015.

Outlook

Mike Mack, Chief Executive Officer said: “The third quarter performance demonstrates our ability to sustain growth across our business in a context of crop price and currency volatility.  Following a good start to the Latin American season, we remain on track to deliver full year sales growth in line with our longer term target.

“During the quarter it has become clear that US corn seed production yields are significantly ahead of expectations.  We will recognize this in 2013 by writing down the value of seeds in excess of estimated sales for the coming season.  Full year earnings will also reflect a lower than expected currency benefit.  Final results will depend on the progress of the Latin American season but at this stage earnings per share are expected to be close to last year’s underlying level.

“Looking further ahead, we remain on track to deliver our target of $25 billion in sales of our eight key crops in 2020.  We expect improved profitability in 2014 and maintain our target of an EBITDA margin in the range of 22 to 24 percent in 2015.”

Syngenta – October 17, 2013 / Page 2 of 7

A presentation illustrating the third quarter 2013 sales will be available on www.syngenta.com/q3-2013 by 07:30 (CET).

Syngenta is one of the world's leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – October 17, 2013 / Page 3 of 7

Unaudited third quarter sales

	For the three months ended September 30,
($m)	2013	2012	Actual %	CER1%
Group sales
Europe, Africa and Middle East	616	579	+6	+4
North America	503	460	+9	+9
Latin America	1,236	1,114	+11	+17
Asia Pacific	406	398	+2	+9
Total integrated sales	2,761	2,551	+8	+11
Lawn and Garden	155	147	+5	+9
Group sales	2,916	2,698	+8	+11
Crop Protection by region
Europe, Africa and Middle East	478	453	+5	+4
North America	457	416	+10	+10
Latin America	1,024	924	+11	+15
Asia Pacific	349	337	+3	+10
Total	2,308	2,130	+8	+11

Seeds by region
Europe, Africa and Middle East	141	129	+9	+5
North America	60	53	+11	+10
Latin America	220	199	+11	+23
Asia Pacific	57	61	-5	+3
Total	478	442	+8	+14

Sales by business
Crop Protection	2,308	2,130	+8	+11
Seeds	478	442	+8	+14
Elimination of Crop Protection sales to Seeds	(25)	(21)	n/a	n/a
Total integrated sales	2,761	2,551	+8	+11
Lawn and Garden	155	147	+5	+9
Group sales	2,916	2,698	+8	+11

1 Growth at constant exchange rates

Syngenta – October 17, 2013 / Page 4 of 7

Third quarter product line sales

	For the three months ended September 30,
($m)	2013	2012	Actual %	CER1%
Selective herbicides	485	428	+13	+14
Non-selective herbicides	429	351	+22	+25
Fungicides	566	554	+2	+6
Insecticides	446	456	-2	+2
Seed care	315	303	+4	+5
Other crop protection	67	38	+80	+80
Total Crop Protection	2,308	2,130	+8	+11
Corn and soybean	211	182	+16	+29
Diverse field crops	109	104	+5	+2
Vegetables	158	156	+2	+3
Total Seeds	478	442	+8	+14
Elimination of Crop Protection sales to Seeds	(25)	(21)	n/a	n/a
Lawn and Garden	155	147	+5	+9
Group sales	2,916	2,698	+8	+11

1 Growth at constant exchange rates

Syngenta – October 17, 2013 / Page 5 of 7

Unaudited nine months sales

	For the nine months ended September 30,
($m)	2013	2012	Actual %	CER1%
Group sales
Europe, Africa and Middle East	3,781	3,587	+5	+6
North America	3,131	3,241	-3	-3
Latin America	2,410	2,157	+12	+14
Asia Pacific	1,463	1,395	+5	+9
Total integrated sales	10,785	10,380	+4	+5
Lawn and Garden	521	583	-10	-8
Group sales	11,306	10,963	+3	+5
Crop Protection by region
Europe, Africa and Middle East	2,682	2,585	+4	+4
North America	2,341	2,155	+9	+9
Latin America	2,053	1,850	+11	+13
Asia Pacific	1,249	1,214	+3	+7
Total	8,325	7,804	+7	+8

Seeds by region
Europe, Africa and Middle East	1,121	1,018	+10	+11
North America	814	1,106	-26	-26
Latin America	380	331	+15	+22
Asia Pacific	217	182	+19	+23
Total	2,532	2,637	-4	-3

Sales by business
Crop Protection	8,325	7,804	+7	+8
Seeds	2,532	2,637	-4	-3
Elimination of Crop Protection sales to Seeds	(72)	(61)	n/a	n/a
Total integrated sales	10,785	10,380	+4	+5
Lawn and Garden	521	583	-10	-8
Group sales	11,306	10,963	+3	+5

1 Growth at constant exchange rates

Syngenta – October 17, 2013 / Page 6 of 7

Nine months product line sales

	For the nine months ended September 30,
($m)	2013	2012	Actual %	CER1%
Selective herbicides	2,470	2,350	+5	+6
Non-selective herbicides	1,175	948	+24	+25
Fungicides	2,349	2,286	+3	+4
Insecticides	1,318	1,328	-1	+2
Seed care	896	787	+14	+14
Other crop protection	117	105	+12	+12
Total Crop Protection	8,325	7,804	+7	+8
Corn and soybean	1,229	1,450	-15	-13
Diverse field crops	755	653	+16	+16
Vegetables	548	534	+3	+3
Total Seeds	2,532	2,637	-4	-3
Elimination of Crop Protection sales to Seeds	(72)	(61)	n/a	n/a
Lawn and Garden	521	583	-10	-8
Group sales	11,306	10,963	+3	+5

1 Growth at constant exchange rates

Syngenta – October 17, 2013 / Page 7 of 7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	October 17, 2013	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration